

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

Nicole Fernandez-McGovern
Chief Financial Officer
AgEagle Aerial Systems Inc.
8863 E. 34th Street North
Wichita, Kansas 67226

>   **Re: AgEagle Aerial Systems Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 18, 2023**
>   **File No. 333-271304**

Dear Nicole Fernandez-McGovern :

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Gregory Herbers at 202-551-8028 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing

cc: Jane Tam